VIA EMAIL
Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:          Quadrant 4 System Corporation
Form 10-K for Fiscal Year Ended December 31, 2014; Filed August 21, 2015
File No. 033-42498

Dear Mr. Spirgel:

We are in receipt of your letter dated December 22, 2015, addressed to Mr. Dhru Desai, Chief Financial Officer of the registrant. Your letter sets forth a number of comments of the Securities and Exchange Commission with respect to the above-referenced filing. Set forth below are the registrant’s responses to such comments. To aid in your review, each of the registrant’s responses follows a copy of the subject comment.

1.
In future filings, please revise your Business disclosure throughout to clarify the nature of the services you offer. In particular, explain in greater depth the services you identify as QHIX, QBLITZ, and QEDX. Much of your current disclosure in those three sections discusses the technical needs of the respective industries but does not clearly explain what services your company offers and how your service address the needs of that industry. You should consider including case studies to illustrate your technology platforms and the core services that you provide to your customers.

Response:
In future filings, we will clearly explain what services we provide to our customers and how our service addresses the needs of those industries. In disclosing the services, we want to make sure we do not convey specific trade information about our clients and how they use our products and services without their permission. We will, however, attempt to use illustrative descriptions to explain the use, case and functionality of our products and services.

2.
Revise in future filings to clarify the significance of each of your services. For example, you describe your company on page 3 as “a leading provider of cloud based Platform-as-a-Service (PaaS) and Software-as-a-Service (SaaS) to the health insurance, media and education verticals.” However, your later discussion focuses on PaaS and says very little about SaaS, suggesting that it is not an important part of your business at present.

Response:
We will clarify the significance of each of our services offered to our clients in future filings while explaining relevance of PaaS and SaaS classifications as to these solutions.

Moreover, remarks by CFO Dhru Desai in the earnings call for the 3rd quarter of 2015 indicate that you are currently deemphasizing your media business in favor of healthcare and education.

Response:
The remarks by CFO Dhru Desai in the earnings call for the 3rd quarter of 2015 was a forward-looking statement and suggested an emphasis on where the CFO believed future business would be heading.  We will clarify this in the MD&A section of our Annual Report to be filed under Form 10-K for the year ended December 31, 2015 and will provide an update on each industry sector, media, healthcare and education.

3.
We also note that revenues for 2014 were mostly derived from consulting, projects, and managed services, and that you expect to begin delivering material revenues from your SaaS and PaaS segments in 2015. However, it is not clear from the MD&A in your Form 10-Q for the third quarter to what extent such revenues are expected to be material. Please revise in future filings to clarify the significance of your SaaS and PaaS segments to your bottom line

Response:
We will explain the relative materiality of revenue from PaaS and SaaS solutions based on actual revenues and clarify the future of these markets as suggested by revenues in the MD&A section of our Annual Report in our future filings.

4.	Tell us your basis for identifying your company as “a leading provider of cloud based Platforms-as-a-Service (PaaS) and Software-as-a-Service (SaaS) products.

Response:
The Company believes that the functionality and the level of sophistication of its platforms suggest that it can be included under the labeling of “leading provider”. However, we will remove any statement in our filings that label us as a “leading provider.”

5.
In future filings, please revise to expand your risk factors that highlight the potential impact of a failure to maintain effective internal controls to address the actual negative effect of the ineffectiveness of your internal control over financial reporting and your disclosure controls and procedures.

Response:
The Company acknowledges the issue with inadequate maintenance of effective internal controls and will include, in future filings where risk factors are presented, a discussion of potential impacts resulting from the failure to maintain effective controls and within this discussion, address the actual negative effect of ineffective controls on financial reporting.  The Company will include a discussion regarding the disclosure controls and procedures in future filings where risk factors are presented.

6.	Please provide additional information about your revenue recognition accounting policy, specifically, please address the following:
1.	Please tell us the nature of project revenue and the accounting methodology you utilize for revenue earned from projects.
2.
We note revenue related to projects is recognized when the client “acknowledges or accepts” delivery of the deliverables. Please tell us the meaning of “acknowledges” and clarify the distinction between “acknowledges” and “accepts” in your revenue recognition policy.

3.	We note you recognize hosting revenue in the beginning of the service period. Please tell us how this meets the revenue recognition criteria.
4.
We note you recognize platform revenue based on the “starting and ending average of the billing period”. Please tell us the meaning of this disclosure and tell us how this policy meets the revenue recognition criteria.

Response:
1.
Our projects are two kinds: (a) time & material based contract - These have specified statements of work (SOW). We submit time sheets of our efforts against SOWs for client’s review and acceptance via signature. When a client signs the time sheets, the Company recognizes the revenue as earned. Some contracts allow us to bill fixed amounts for agreed intervals. (b) fixed billing contract – the SOW allows billing of fixed amounts over defined time frame.

2.	We have been erroneously using both ‘Acceptance’ and ‘acknowledges’ interchangeably and will use only the word ‘Acceptance’ in the future.
3.
Hosting revenues require that the clients pay the agreed upon fees for accessing the services. In addition, if the revenue is not subject to forfeiture, refund or other concession and all delivery obligations are fulfilled and the fee is fixed and determinable – revenue can be recognized (FASB ASC 985-605-25).

4.
Our platforms deliver services to members and are charged on a ‘per member per month’ basis. When clients deploy our platforms, say for enrolling their employees for the health insurance, the enrollment varies constantly every day because of new hires, separations, marriages, births and deaths and thus an average number for the month is a practical representation of charging fees.

7.	Please tell us why you have not provided disaggregated revenue for each group of similar products and services as outlined in FASB ASC 280-10-50-40.

Response:
The Company is still developing its platforms addressed to its vertical industries. The revenues are not yet material and we have determined that it was not appropriate to report in a segregated format for each group of similar products and services. We have disclosed in the Form 10-Q that the Company expects revenues from its health related platform (QHIX) in the future and the Company will be segregating the revenue streams in its future filings.

Exhibits, page 33
8.
Please note that your exhibit index should clearly identify the location of any previously filed, required exhibits pursuant to Item 601(a)(2) of Regulation S-K. For example, the previous filing that contains your Articles of Incorporation should be identified and listed in the exhibit index. Revise in future filings.

Response:
The Company has made references to certain documents but, in future filings, will identify the specific instance which a given document appears as a complete document.

As also requested in your letter dated December 22, 2015, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of all disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States of America.

Very truly yours,

Dhru Desai
Chief Financial Officer